UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 4, 2016

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the consolidated financial statements of Freescale Semiconductor, Ltd. (“Freescale”) as of December 31, 2014 and 2013 and for each of the years in the three year period ended December 31, 2014 including the related KPMG LLP audit report as filed on Form 10-K filed February 6, 2015 (File No. 001-35184) and the condensed consolidated financial statements of Freescale as of and for the three and nine months ended October 2, 2015 and October 3, 2014.

Exhibits

1.	Consolidated financial statements of Freescale for the year ended December 31, 2014 including the related KPMG LLP audit report.

2.	Condensed consolidated financial statements of Freescale as of and for the three and nine months ended October 2, 2015 and October 3, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 4th day of March 2016.

NXP Semiconductors N.V.

/s/ Dr. Jean A. W. Schreurs
Name:	Dr. Jean A. W. Schreurs
Title:	Authorized Signatory

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